FRANNY'S MANUFACTURING

ANNUAL REPORT

1300-B Patton Ave
Asheville, NC 28806

www.frannysfarmacy.com

This Annual Report is dated May 6, 2020.

BUSINESS

Franny's Manufacturing is the backbone of the Franny's Farmacy Cooperative. The hemp grown at Franny's Farm is processed and sent to the the manufacturing facility that makes all Franny's branded products. These products are held to the highest quality standards of the Hemp and CBD industry and distributed across the U.S. and beyond. Franny's Manufacturing produces products ready for sale. Manufacturing sells the products wholesale to Distribution at a markup of 20-40% over production cost. Franny's Distribution purchases the products from Manufacturing and then sells them wholesale at a markup of 30% to our wholesale accounts, Dispensaries and online retail business. Franny's Manufacturing also has white label and private label accounts that it sells wholesale products to. Markup on the white and private label accounts ranges from 30-50% over production cost. White label is finished products without being labeled and sold as wholesale. Private label is finished product with another brands label applied and sold as wholesale. Franny's Distribution owns the online retail sales and also sells wholesale to the Franchises at a markup of 23%. All Franny's Franchises purchase their inventory from Franny's Distribution. Franny's Distribution also purchases smokable flower directly from Franny's Farm and then sells online and to all of our and franchised dispensaries. Each business that makes up our vertically integrated series of businesses are separate legal entities. We currently have 7 Corporate entities owned that make up the business: Franny's Farm, (3) Franny's Farmacy Dispensaries, Franny's Manufacturing, Franny's Franchising and Franny's Distribution. Each of the companies have separate bank accounts and accounting methods. Franny's Brand does not currently have a parent company and all companies are of equal legal status in the eyes of the State of North Carolina. Franny's Farm Inc. DBA Franny's Farm is our farm where we have an Agritourism business and where we grow some of the hemp that goes into our products. Franny's Investments Inc. DBA Franny's Farmacy is our original CBD Dispensary in Asheville, NC. It opened in September 2018 and is located on the north side of downtown Asheville. Hendersonville Farmacy Inc. DBA Franny's Farmacy is our second CBD Dispensary that opened in November 2018 and is located in Hendersonville, NC. Franny's Distribution Inc. is our Distribution Business that opened in November 2018 and is physically located in Asheville, NC. Franny's Manufacturing Inc. is our Manufacturing Company that opened in March of 2019 and is physically located in Asheville, NC. Franny's Franchising Inc. is our parent franchise company that was incorporated in May of 2019 and is located in Asheville, NC. South Asheville farmacy Inc. DBA Franny's Farmacy is our third CBD Dispensary located in South Asheville and it opened in November of 2019. Franny's Farm is solely owned by Jeff & Franny (100%). Jeff and Franny also own a majority stake in Franny's Investments Inc (80%), Hendersonville Farmacy Inc. (100%), South Asheville Farmacy Inc. (100%), Franny's Distribution Inc. (85%), Franny's Manufacturing Inc. (100%) and Franny's Franchising Inc. (70%) There's 3 equity partners in Franny's Franchising Inc broken down by 2 - 10% ownership each and 1 - 15% owner.

Competitors and Industry

The industry is changing and evolving every day. There are no government regulations currently in place, so the quality standards are set by the industry leaders themselves. There are a lot of companies marketing products that are not tested, nor transparent of the potency/purity of CBD and ingredient sources. It's up to the customer to do the research to find the best products on the market, which is why Franny's is so committed to transparency and accuracy.

Current Stage and Roadmap

Franny's Manufacturing was established in March of 2019 and had immediate success. Franny's branded products have expanded from 3-5 staple product lines to over 50 hemp and CBD products. The result is consumer loyalty that crosses all demographicsevenly distributed across sex, age, income and geographic groups. Franny's Manufacturing currently serves 4 retail stores (dispensaries), numerous wholesale accounts, and thousands of customers across the nation. We expect B2C and B2B growth in 2020, which is why the ramp in resources is so crucial at this time.

Previous Offerings

Between January 31, 2020 and May 25, 2020, we sold 42,131 shares of common stock in exchange for $2.00 per share under Regulation Crowdfunding.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

Name: Common Stock
Type of security sold: Equity
Final amount sold: $18,148.00
Number of Securities Sold: 1,000
Use of proceeds: Operating expenses
Date: March 18, 2019
Offering exemption relied upon: Section 4(a)(2)

Name: Common Stock
Type of security sold: Equity
Final amount sold: $14.99
Number of Securities Sold: 1,499,000
Use of proceeds: operating expenses
Date: January 23, 2020
Offering exemption relied upon: Section 4(a)(2)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Operating Results – 2019 Compared to 2018

Franny's Manufacturing was started in March of 2019. It started as a new business where we had to build the facility, stock the ingredients, develop our products and build our team. During 2019 we spent the majority of the year investing in building the company. We did manage to create roughly 42 branded products that were sold to the Distribution business and some wholesale accounts. The company did finish the year with an operating loss.

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $614. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Jeff & Frances Tacy
Amount Owed: $14,000.00
Interest Rate: 0.0%
Maturity Date: December 31, 2020

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Jeff Tacy

Jeff Tacy's current primary role is with the Issuer.

Positions and offices currently held with the issuer:
Position: CEO - Principal Executive Officer and Director
Dates of Service: March 18, 2019 - Present
Responsibilities: Managing business development.

Position: CFO - Chief Financial Officer
Dates of Service: March 18, 2019 - Present
Responsibilities: Manages the business finances.

Position: COO - Chief Operating Officer
Dates of Service: March 18, 2019 - Present
Responsibilities: Manage the daily operations.

Other business experience in the past three years:
Employer: Franny's Investments Inc
Title: CEO - Principal Executive Officer and Director
Dates of Service: October 15, 2018 - Present
Responsibilities: Manage business development.

Other business experience in the past three years:
Employer: Hendersonville Farmacy Inc
Title: CEO - Principal Executive Officer and Director
Dates of Service: October 29, 2018 - Present
Responsibilities: Manage daily operations, finances and business development.

Other business experience in the past three years:
Employer: Franny's Distribution Inc
Title: CEO - Principal Executive Officer and Director
Dates of Service: October 29, 2018 - Present
Responsibilities: Manage daily operations, finances and business development.

Other business experience in the past three years:
Employer: Franny's Franchising Inc
Title: CEO - Principal Executive Officer and Director
Dates of Service: May 28, 2019 - Present
Responsibilities: Manage daily operations, finances and business development.

Other business experience in the past three years:
Employer: Airoway LLC
Title: Project Manager
Dates of Service: February 01, 2018 - July 20, 2018
Responsibilities: Manage the construction of commercial and residential developments throughout Western North Carolina.

Other business experience in the past three years:
Employer: Tupelo Honey Cafe
Title: Construction Project Manager
Dates of Service: January 15, 2017 - January 06, 2018
Responsibilities: Managed the construction of 2 restaurants in Denver, CO and Frisco, TX.

Other business experience in the past three years:
Employer: South Asheville Farmacy Inc
Title: CEO - Principal Executive Officer and Director
Dates of Service: October 01, 2019 - Present
Responsibilities: Business development and operations management.

Other business experience in the past three years:
Employer: Franny's Farm Inc
Title: CFO
Dates of Service: December 01, 2012 - Present
Responsibilities: Manage the finances of the farm.

Name: Frances "Franny" Tacy

Frances "Franny" Tacy's current primary role is with Franny's Farm Inc.. Frances "Franny" Tacy currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: March 18, 2019 - Present
Responsibilities: She's the face of the company. Public appearances.

Other business experience in the past three years:
Employer: Franny's Farm Inc.
Title: Owner/Operator
Dates of Service: December 01, 2012 - Present
Responsibilities: She runs daily operations.

Other business experience in the past three years:
Employer: Franny's Investments Inc.
Title: Board Member
Dates of Service: October 15, 2018 - Present
Responsibilities: She's the face of the company. Public appearances.

Other business experience in the past three years:
Employer: Hendersonville Farmacy Inc.
Title: Board Member
Dates of Service: November 12, 0018 - Present
Responsibilities: She's the face of the company. Public appearances.

Other business experience in the past three years:
Employer: South Asheville Farmacy Inc.
Title: Board Member
Dates of Service: November 12, 2019 - Present
Responsibilities: She's the face of the company. Public appearances.

Other business experience in the past three years:
Employer: Franny's Distribution Inc.
Title: Board member.
Dates of Service: October 15, 2018 - Present
Responsibilities: She's the face of the company. Public appearances.

Other business experience in the past three years:
Employer: Franny's Franchising Inc.
Title: Board Member.
Dates of Service: April 15, 2019 - Present
Responsibilities: She's the face of the company. Public appearances.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jeff Tacy	750,000	Common Stock	50.0
Frances "Franny" Tacy	750,000	Common Stock	50.0

RELATED PARTY TRANSACTIONS

- Name of Entity: Jeff and Franny Tacy
  Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Jeff and Franny Tacy have a majority stake in a number of corporations that make up our system of Vertical Integration.
Material Terms: Our vertically integrated systems consists of: Franny's Farm Inc., Franny's Manufacturing Inc., Franny's Distribution Inc., Franny's Franchising Inc.,

Franny's Investments Inc., Hendersonville Farmacy Inc. and South Asheville Farmacy Inc.

- Name of Entity: Franny's Distribution Inc
Names of 20% owners: Jeff and Franny Tacy
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Jeff and Franny own a majority stake in Franny's Distribution.
Material Terms: Franny's Distribution purchases finished products from Franny's Manufacturing. There's an average of 30% mark—up from Manufacturing to Distribution.

- Name of Entity: Franny's Franchising Inc.
Names of 20% owners: Jeff and Franny Tacy
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction:
   Franny's Franchising owns the rights to all
   Franchises.
Material Terms: All franchises purchase products from Franny's Distribution.

- Name of Entity: Franny's Investments Inc.
Names of 20% owners: Jeff and Franny Tacy
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Jeff and Franny own a majority stake in Franny's Investments Inc.
Material Terms: Franny's Investments Inc owns the Franny's Farmacy CBD Dispensary located at 211 Merrimon Ave, Asheville, NC 28801. Franny's Farmacy purchases products from Franny's Distribution.

- Name of Entity: Hendersonville Farmacy Inc.
   Names of 20% owners: Jeff and Franny Tacy
   Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Jeff and Franny own a majority stake in Hendersonville Farmacy Inc. Hendersonville Farmacy Inc. owns the Franny's Farmacy located 128 Henderson Crossing Plaza, Hendersonville, NC 28792.
Material Terms: Franny's Farmacy purchases product from Franny's Distribution Inc.

- Name of Entity: South Asheville Farmacy Inc.
   Names of 20% owners: Jeff and Franny Tacy
   Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Jeff and Franny own a majority stake in the South Asheville Farmacy Inc.
Material Terms: Franny's Farmacy purchases product from Franny's Distribution Inc.

- Name of Entity: Franny's farm Inc

Names of 20% owners: Jeff and Franny Tacy
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: Franny's Farm Inc. grows CBD plants.
Material Terms: The plants grown at Franny's Farm have 2 usable parts. The top— cut flower is sold to Franny's Distribution Inc. Franny's Distribution sells the flower to the dispensaries, wholesale accounts and retails online. The plant biomass is sold to Lux Botanics and is processed in to crude oil, distillate and isolate. The distillate and isolate are then sold to Franny's Manufacturing Inc. and used in our Franny's Farmacy branded products. Lux uses the crude oil to make tinctures that are sold to Franny's Distribution Inc and Franny's Manufacturing Inc.

- Name of Entity: Jeff & Frances Tacy
Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Debt of $14,000.

Material Terms: Franny's Manufacturing Inc. has an outstanding debt of $14,000 owed to Jeff & Frances Tacy. The debt does not bear interest and no repayment terms have been established. Jeff & Frances intend to use the campaign funds to repay the debt.

OUR SECURITIES

The Company's Securities

The Company has authorized Common Stock, and Non—Voting Common Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 267,500 of Non—Voting Common Stock.

Common Stock

The amount of security authorized is 1,500,000 with a total of 1,500,000 outstanding.

Voting Rights

1 vote per share

Material Rights

There are no material rights associated with Common Stock.

non-Voting Common Stock

The amount of security authorized is 1,500,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Non—Voting Common Stock.

Material Rights

There are no material rights associated with Non—Voting Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2018.

[COMPANY NAME]

By   /s/

Name: Jeff Tacy

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

CERTIFICATION



I, Jeff Tacy, Principal Executive Officer of [COMPANY NAME], hereby certify that the financial statements of [COMPANY NAME] included in this Report are true and complete in all material respects.

Principal Executive Officer

FRANNY'S MANFACTURING INC

FINANCIAL STATEMENTS
INCEPTION (MARCH 6, 2019) TO DECEMBER 31, 2019

(Expressed in United States Dollars)

INDEX TO COMBINED FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Franny Manufacturing Inc
Ashville, North Carolina

We have audited the accompanying financial statements of Franny's Manufacturing Inc (the "Company"), which comprise the balance sheet as of December 31, 2019, and the related statements of operations, stockholders' equity, and cash flows for the period from inception (March 18, 2019) to December 31, 2019, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 11 to the consolidated financial statements, the Company's recurring losses from operations, insufficient cash flows generated from operations and need to obtain additional capital raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Franny's Manufacturing Inc as of December 31, 2019, and the results of its operations and its cash flows for the period from inception (March 18, 2019) to December 31, 2019 in accordance with accounting principles generally accepted in the United States of America.

SetApart FS

April 25, 2020
Los Angeles, California

FRANNY'S MANUFACTURING INC
BALANCE SHEET

As of December 31,		2019
ASSETS		
Current Assets:		
Cash & cash equivalents	$	614
Inventories		29,194
Total current assets		**29,809**
Property and equipment, net		8,541
Total assets	**$**	**38,349**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Shareholder loan	$	14,000
Total current liabilities		**14,000**
Total liabilities		**14,000**
STOCKHOLDERS' EQUITY		
Common Stock		36,148
Additional paid-in capital		-
Retained earnings/(Accumulated Deficit)		(11,799)
Total stockholders' equity		**24,349**
Total liabilities and stockholders' equity	**$**	**38,349**

See accompanying notes to financial statements.

FRANNY'S MANUFACTURING INC
STATEMENTS OF OPERATIONS

For Inception (March 18, 2019) to December 31,		2019
Net revenue	$	165,599
Cost of goods sold		129,309
Gross profit		36,289
Operating expenses		
General and administrative		48,088
Total operating expenses		48,088
Operating income/(loss)		(11,799)
Interest expense		-
Other Loss/(Income)		-
Income/(Loss) before provision for income taxes		(11,799)
Provision/(Benefit) for income taxes		-
Net income/(Net Loss)	**$**	**(11,799)**

See accompanying notes to financial statements.

Franny's Manufacturing INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Inception (March 18, 2019) to December 31,

(in thousands, $US)	Common Stock		Retained Earnings / (Accumulated Deficit)	Total Stockholders' Equity
	Shares	Amount		
Balance—March 6, 2019 (Inception)	-	$ -	$ -	$ -
Net income/(loss)		-	(11,799)	$ (11,799)
Issuance of common shares	1,000	36,148	-	$ 36,148
Balance—December 31, 2019	**1,000**	**$ 36,148**	**$ (11,799)**	**$ 24,349**

See accompanying notes to financial statements.

FRANNY'S MANUFACTURING INC
STATEMENTS OF CASH FLOWS

For Inception (March 18, 2019) to December 31,		2019
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(11,799)
Adjustments to reconcile net income/(loss) to net cash provided/(used) by operating activities:		
Depreciation of property		1,260
Changes in operating assets and liabilities:		
Inventory		(29,194)
Net cash provided/(used) by operating activities		**(39,733)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(9,800)
Net cash provided/(used) in investing activities		**(9,800)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Notes		14,000
Issuance of Common Shares		36,148
Net cash provided/(used) by financing activities		**50,148**
Change in cash		614
Cash—beginning of year		-
Cash—end of year	**$**	**614**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-

See accompanying notes to financial statements.

All amounts in these Notes United States dollars ("$" or "US$"), unless otherwise indicated.

1.   SUMMARY

Franny's Manufacturing Inc was formed on March 6, 2019 ("Inception") in the State of North Carolina. The financial statements of Franny's Manufacturing Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters is located in Ashville, North Carolina.

Franny's Manufacturing is the backbone of the Franny's Farmacy Cooperative. The hemp grown at Franny's Farm is processed and sent to the manufacturing facility that makes all Franny's branded products. These products are held to the highest quality standards of the Hemp and CBD industry and distributed across the U.S. and beyond.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash include all cash in banks and cash on hand. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy. The Company has no cash equivalents as of December 31, 2019.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Leasehold Improvements	Lesser of lease term or 15 years
Furniture and equipment	5-7 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Franny Manufacturing Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and North Carolina state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company has recently commenced operations and is not currently under examination by any tax authority.

FRANNY'S MANUFACTURING INC
NOTES TO FINANCIAL STATEMENTS
INCEPTION (MARCH 18, 2019) TO DECEMBER 31, 2019

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenue upon delivery of goods to customers since at this time performance obligations are satisfied.

Operating Leases

Operating leases relate to warehouse space, and office space, which generally contain rent escalation clauses, rent holidays, and contingent rent provisions. Rent expense for operating leases is recognized on a straight-line basis over the term of the lease, which is generally four to five years based on the initial lease term, plus first renewal option periods that are reasonably assured.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 25, 2020, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2019
Raw Materials	$ 14,478
Work in Process	-
Finished Goods	14,716
Total Inventories	**$ 29,194**

4.   PROPERTY AND EQUIPMENT

As of December 31, 2019, property and equipment consists of:

As of Year Ended December 31,	2019
Leasehold Improvements	$ 6,993
Furniture and equipment	2,807
Property and Equipment, at Cost	9,800
Accumulated depreciation	(1,260)
Property and Equipment, Net	**$ 8,541**

Depreciation expense for property and equipment for the period from inception (March 18, 2019) to December 31, 2019 totaled $1,260.

5.   CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital as of December 31, 2019 consisted of 1.5 million shares designated as $0 par value common stock. As at December 31, 2019, 1,000 shares were issued and outstanding.

6.   INCOME TAX

The provision for income taxes for the year ended December 31, 2019 consists of the following:

As of Year Ended December 31,	2019
Current Tax Provision:	
Federal	$ -
State	-
Total	$ -
Deferred Tax Provision:	
Federal	$ 2,473
State	294
Total	$ 2,767
Valuation Allowance	(2,767)
Total provision for income taxes	$ -

Significant components of the Company's permanent book to tax differences at December 31, 2019 are as follows:

As of Year Ended December 31,	2019
Meals	$ 23
Total permanent differences	**$ 23**

Significant components of the Company's deferred taxes at December 31, 2019 are as follows:

As of Year Ended December 31,		2019
Excess depreciation of property	$	(473)
Net operating loss carryforwards		3,241
Valuation Allowance		(2,767)
Net deferred tax asset (liability)	$	-

The following is the reconciliation of statutory to effective tax rate for fiscal years ended December 31, 2019 and December 31, 2018:

As of Year Ended December 31,		2019	%
Income tax at federal statutory rate	$	(2,478)	21%
State taxes, net of federal benefit		(345)	3%
Permanent Difference - meals		5	0%
Excess depreciation of property		(423)	4%
NOL, net of valuation allowance		3,241	-27%
Income tax provision (benefit)	$	0	0%

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

Based on federal tax returns filed, or to be filed, through December 31, 2019, we had available approximately $13,790 in U.S. tax net operating loss carryforwards, pursuant to the Tax Act, which assesses the utilization of a Company's net operating loss carryforwards resulting from retaining continuity of its business operations and changes within its ownership structure.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and state jurisdictions for each year in which a tax return was filed.

7. DEBT

During fiscal year 2019, the Company has received a shareholder loan in the amount of $14,000. The loan has no interest rate and no maturity date has been set. As of December 31, 2019, outstanding balance of shareholder loan amounts to $14,000 and complete amount is classified as short term loan.

8. COMMITMENTS AND CONTINGENCIES

Operating Leases

The company entered a rental lease agreement with ELL MTN. BUSINESS ASSOCIATES, LLC for. Lease commences on March 11, 2019 and expires on March 10, 2020. The first month rent was prorated to $880.65. The aggregate minimum lease payments under operating leases in effect on December 31, 2019, are as follows:

As of Year Ended December 31, 2019		
2020	$	3,900
2021		-
2022		-
2023		-
Thereafter		-
Total future minimum operating lease payments	**$**	**3,900**

Rent expense for the period from inception (March 18, 2019) to December 31, 2019 was $13,000.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations. While management of the Company believes that the Company is in compliance with applicable local and state regulation as of December 31, 2019, CBD regulations continue to evolve and are subject to differing interpretations. As a result, the Company may be subject to regulatory fines, penalties or restrictions in the future.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2019, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. RELATED PARTY TRANSACTIONS

During fiscal year 2019, the Company has received a shareholder loan in the amount of $14,000. The loan has no interest rate and no maturity date has been set. As of December 31, 2019, outstanding balance of shareholder loan amounts to $14,000 and complete amount is classified as short term loan.

During fiscal year 2020, the Company has received several loans from related party Franny's Distribution in total amount of $49,000. The loans have no interest rate and no maturity date has been set.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through April 25, 2019, the date the financial statements were available to be issued.

On January 24, 2020, the company amended its articles of incorporation to issue 1,500,000 shares of voting common stock and 1,500,000 shares on non-voting shares of common stock.

During fiscal year 2020, the Company has received several loans from related party Franny's Distribution in total amount of $49,000. The loans have no interest rate and no maturity date has been set.

Subsequent to December 31, 2019, the Company continued to sell 42,131 shares of non-voting common stock through its Regulation CrowdFunding ("Reg CF") on StartEngine, LLC. The Company recognized gross proceeds of $79,378 and had a subscription receivable of $21,320 related to the sale of these shares as April 24, 2020. In connection with this offering, the Company incurred offering costs of $18,343.58, which reduced additional paid-in capital.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

11. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations and had an accumulated deficit of $11,799 and limited liquid assets with just $614 of cash as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.